EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE THREE AND SIX MONTHS ENDED

                             JUNE 30, 1996 AND 1995




                            EXHIBIT 99.1 (Continued)

                       PART I - FINANCIAL INFORMATION


ITEM 1. FINANCIAL STATEMENTS

a)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)


                                                    June 30,     December 31,
                                                      1996          1995
                                                  (Unaudited)      (Note)

 Assets
   Cash and cash equivalents                       $   2,218     $   2,132
   Other assets                                        4,056         3,773
   Investments in limited partnerships                   387           460
   Investment properties:
     Land                                             10,841        10,977
     Building and related personal equipment          87,329        85,853
                                                      98,170        96,830

     Less accumulated depreciation                   (55,796)      (53,493)
                                                      42,374        43,337

                                                   $  49,035     $  49,702

 Liabilities and Partners' Deficit
   Accounts payable and accrued expenses           $   2,206     $   2,608
   Mortgage notes and interest payable                24,207        24,351
   Master loan and interest payable                  215,086       203,805
                                                     241,499       230,764

 Partners' Deficit
   General partner                                    (1,912)       (1,797)
   Limited partners                                 (190,552)     (179,265)

                                                    (192,464)     (181,062)

                                                   $  49,035     $  49,702

Note: The balance sheet at December 31, 1995, has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

b)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)
                                 (in thousands)

                                     Three Months Ended        Six Months Ended
                                          June 30,                 June 30,
                                      1996        1995         1996       1995
 Revenues:
    Rental income                   $ 4,639      $ 3,894      $  8,838  $  8,052
    Other income                         25           46            45        70
          Total revenues              4,664        3,940         8,883     8,122

 Expenses:
    Operating                         2,448        2,018         5,178     4,509
    General and administrative          159          209           284       367
    Interest                          5,739        5,290        11,457    10,584
    Depreciation and amortization     1,293        1,458         2,558     2,920
    Write down of investment
       properties                       800           --           800        --
          Total expenses             10,439        8,975        20,277    18,380

                Net loss            $(5,775)     $(5,035)     $(11,394) $(10,258)

 Net loss allocated
    to general partner (1%)         $   (58)     $   (50)     $   (114) $   (103)

 Net loss allocated
    to limited partners (99%)        (5,717)      (4,985)      (11,280)  (10,155)

                                    $(5,775)     $(5,035)     $(11,394) $(10,258)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)


c)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
                                   (Unaudited)
                                 (in thousands)

                                                         General      Limited
                                                         Partner      Partners       Total
         Partners' deficit at December 31, 1994          $(1,434)    $(143,358)    $(144,792)

         Net loss for the six months ended
            June 30, 1995                                   (103)      (10,155)      (10,258)

         Partners' deficit at June 30, 1995              $(1,537)    $(153,513)    $(155,050)

         Partners' deficit at December 31, 1995          $(1,797)    $(179,265)    $(181,062)

         Net loss for the six months ended
            June 30, 1996                                   (114)      (11,280)      (11,394)

         Distributions to partners                            (1)           (7)           (8)

         Partners' deficit at June 30, 1996              $(1,912)    $(190,552)    $(192,464)


           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

d)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                 (in thousands)


                                                               Six Months Ended
                                                                    June 30,
                                                              1996            1995
 Cash flows from operating activities:
   Net loss                                                $(11,394)       $(10,258)
   Adjustments to reconcile net loss to net
    cash provided by operating activities:
     Depreciation and amortization                            2,565           2,953
     Write-down of investment property                          800              --
     Change in accounts:
       Other assets                                            (499)           (354)
       Accounts payable and accrued expenses                   (401)            (55)
       Interest on master loan                               10,354           9,401
       Due to affiliates                                         --          (1,308)
       Interest payable                                          67              20
           Net cash provided by operating activities          1,492             399

 Cash flows from investing activities:
   Property improvements and replacements                    (2,140)           (537)
   Proceeds from sale of investments                             --           9,617
   Purchase of investments                                       --          (9,629)
   Distributions from investment in limited partnerships         74              --
           Net cash used in investing activities             (2,066)           (549)

 Cash flow used in financing activities:
   Principal payments on notes payable                         (211)           (216)
   Principal payments on Master Loan                            (74)             --
   Loan costs paid                                              (47)             --
   Advances received on Master Loan                           1,000              --
   Distributions paid to Partners                                (8)             --
           Net cash provided by (used in)
             financing activities                               660            (216)

 Net increase (decrease) in cash and cash equivalents            86            (366)

 Cash and cash equivalents at beginning of period             2,132           1,936

 Cash and cash equivalents at end of period                $  2,218         $ 1,570
 Supplemental disclosure of cash flow information:
   Cash paid for interest                                  $  1,032         $ 2,457

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

e)               CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)



Note A - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc., ("General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

Certain reclassifications have been made to the 1995 information to conform to the 1996 presentation.

Consolidation

In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"), as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

Note B - Related Party Transactions

CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. CCEP/2 paid property management fees based upon collected gross rental revenues for property management services in each of the six month periods ended June 30, 1996 and 1995. Fees paid to affiliates of Insignia during the six month periods ended June 30, 1996 and 1995, are included in operating expenses on the consolidated statement of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities. The General Partner, and its current affiliates, received reimbursements for the six months ended June 30, 1996 and 1995, as reflected in the following table.

Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP/2's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                     For the Six Months Ended
                                                              June 30,
                                                      1996               1995
                                                           (in thousands)

   Property management fees                            $401               $414
   Investment advisory fees                              77                 91
   Lease commissions                                    167                134
   Reimbursement for services of affiliates (1)         181                232


  (1) Included in "reimbursements for services of affiliates" in 1996 is approximately $34,000 in reimbursements for construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP/2 pursuant to the Master Loan Agreement, which is described more fully in the 1995 Annual Report. No interest payments were made during the six month periods ended June 30, 1996 and 1995. (See further discussion in "Note C"). Advances in the amount of $1,000,000 were made under the Master Loan Agreement during the six months ended June 30, 1996, to fund planned improvements at CCEP/2's investment properties. Principal payments of approximately $74,000 were made on the Master Loan during the six months ended June 30, 1996.

On July 1, 1995, CCEP/2 began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP/2's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note C - Master Loan and Accrued Interest Payable

The Master Loan principal and accrued interest payable balances at June 30, 1996, and December 31, 1995, are approximately $91.2 million and approximately $123.9 million, respectively. Subsequent to June 30, 1996, the Partnership made an excess cash flow payment of approximately $501,000 (as defined in the Master Loan agreement) to CCIP/2, to be applied to the Master Loan principal.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum.
 Payments are currently payable quarterly in an amount equal to "Excess Cash Flow," generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

Note D - Accounting for the Impairment of Long-Lived Assets

Investment properties are accounted for under FASB Statement No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS 121"). SFAS 121 requires that impairment losses be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amounts. The fair values of the investment properties owned by the Partnership were determined using the net operating income of the investment property capitalized at a rate deemed reasonable for the type of property. Based on this valuation analysis it was determined that there was an impairment loss at Town Center, and the Partnership recorded a write down of $800,000 at the property. This write down was caused by a decrease in occupancy and rental rates at the property. The General Partner believes that it is unlikely that the property will be able to increase occupancy or rental rates and that this write down is necessary due to the location of the property and the weak economy in the Orange County, California area.